Exhibit 99.1

APPOINTMENT OF JOINT COMPANY SECRETARY

Melbourne, Australia; April 6 and New York, USA; April 6, 2022: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that Paul Hughes has been appointed as Joint Company Secretary of Mesoblast Limited, joining the existing Company Secretary, Ms Niva Sivakumar. Mr Hughes and Ms Sivakumar are jointly responsible for the Company Secretary role for Mesoblast and are the persons responsible under Listing Rule 12.6 for communications with the ASX.

Ms Sivakumar was appointed as Company Secretary of Mesoblast Limited in October 2019. Mr Hughes began working with Mesoblast in February 2019 following a long career as an investment banker and corporate advisor. He has served as Mesoblast’s Global Head of Corporate Communications since December 2020.

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors	Media
Paul Hughes	Sumit Media
T: +61 3 9639 6036	Grant Titmus
E: investors@mesoblast.com	T: +61 419 388 161
E: grant@sumitmedia.com.au

Rubenstein
Nadine Woloshin
T: +1 917-699-9456
E: nwoloshin@rubenstein.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176